UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TOWER SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-24790	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Ramat Gavriel Industrial Park, P.O. Box 619,
Migdal Haemek, Israel	2310502
(Address of principal executive offices)	(Zip Code)

Nati Somekh
Telephone: +972-4-650-6109

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐          Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                          .

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Tower Semiconductor Ltd. for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Unless the context indicates otherwise, “Tower,” “we,” “us” and “our” refers to Tower Semiconductor Ltd. and its consolidated subsidiaries as of December 31, 2021. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as gold as well as columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants for whom conflict minerals are necessary for the functionality or production of products manufactured by the registrant or contracted by the registrant to be manufactured (such minerals are referred to as “necessary conflict minerals”). With respect to its necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry ("RCOI") designed to determine whether any of its necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such RCOI , the registrant knows or has reason to believe that any of its necessary conflict minerals originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of its necessary conflict minerals in order to determine whether such necessary conflict minerals did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain, or are manufactured without the use of, necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”.

We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this document.

Company Overview

We are a pure-play independent specialty foundry dedicated to the manufacture semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture ICs for our customers primarily based on third party designs. We currently offer the process manufacture of ICs with geometries of 0.35, 0.50, 0.55, 0.60, 0.80-micron and above on 150-mm wafers, 0.35, 0.18. 0.16, 0.13 and 0.11-micron on 200-mm wafers and 65 nanometer and 45 nanometer on 300-mm wafers. We also provide design support and complementary technical services. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

We currently operate seven manufacturing facilities ("fabs") in several geographic regions: two fabs (for 150mm and 200mm wafers) located in Migdal Haemek, Israel, one fab (for 200mm wafers) located in Newport Beach, California, one fab (for 200mm wafers) located in San Antonio, Texas, and three additional fabs (for two 200mm and one 300mm wafers) located in the Hokuriku region of Japan. We offer state-of-the-art production lines for core bulk complementary metal oxide semiconductor (CMOS) and specialized technologies such as power management, CMOS Image Sensors (CIS), silicon-germanium bipolar CMOS (SiGe) and switch silicon-on-insulator (SOI) for radio frequency (RF) applications, high performance analog and micro-electromechanical systems (MEMS).

Overview of Tower’s Conflict Minerals Program

As a semiconductor manufacturer, we are knowledgeable of the materials needed for our production processes and products that we manufacture. To comply with the Rule, we reviewed the products we manufactured in 2021 to determine whether conflict minerals were necessary for their functionality or production. Based on this review, we determined that tungsten and/or tantalum were used in the manufacturing processes of most of our products and are contained in certain of our products.

Supply Chain Description

All of our integrated circuits are manufactured in our own fabs. Tower does not purchase any tungsten or tantalum directly from smelters, refiners or mines, and is many steps removed in the supply chain from the mining of these necessary conflict minerals. Rather, these necessary conflict minerals are obtained via our direct suppliers, who obtain them from sources worldwide. As a result, we rely on our direct suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners for any necessary conflict minerals contained in the materials which our direct suppliers supply to us.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Description of Reasonable Country of Origin Inquiry ("RCOI") Efforts

As indicated, Tower concluded that during 2021 it had manufactured products in which tungsten and/or tantalum were necessary for their functionality or production. As a result, we conducted in good faith an RCOI that was designed to reasonably determine whether any of our necessary conflict minerals originated in the Covered Countries or were from recycled or scrap sources.

As part of the RCOI, we conducted a supply chain survey of our direct suppliers of tungsten and tantalum (and of any material used in our manufacturing processes that contains tungsten or tantalum) to obtain country of origin information using the Conflict Minerals Reporting Template (the "Template” or “CMRT), which is a standardized survey tool published by the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Initiative (“CFSI”). RMI operates the Responsible Mineral Assurance Process (“RMAP”, previously the Conflict Free Smelter Program), a program that identifies smelters and refiners that produce responsibly sourced materials by using third-party auditors to independently verify that these smelters and refiners have systems in place to responsibly source minerals in conformance with RMAP standards. The Template, which requests direct suppliers to identify the smelters, refiners and countries of origin of the necessary conflict minerals they supply to Tower, was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material in a company’s supply chain. The Template includes among others questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions regarding use of the questionnaire are available on RMI’s website at http://www.responsiblemineralsinitiative.org/media/docs/CMRT%206.0%20Guide_final.pdf.

We received responses from all of our direct suppliers of tungsten and tantalum (and from all of our direct suppliers of any material used in our manufacturing processes that contains tungsten or tantalum). We then confirmed whether or not each smelter or refiner they identified as providing conflict minerals was found to be conformant with RMAP standards.

Conclusion Based on Reasonable Country of Origin Inquiry

As a result of our survey regarding 2021 activity,  two out of our seven direct suppliers of tungsten or any material used in our manufacturing processes that contains tungsten indicated that they did not source from the Covered Countries. In addition, each of the  seven suppliers confirmed that all of the smelters or refiners they identified as suppliers of tungsten had been designated as compliant with RMAP standards.

Regarding tantalum, both of our  direct suppliers of tantalum or any material used in our manufacturing processes that contains tantalum indicated that their supply chain includes smelters or refiners sourcing tantalum from the Covered Countries. In addition, both suppliers confirmed that all of the smelters and refiners they identified as suppliers of tantalum had been designated as compliant with RMAP standards

Because we know or have reason to believe that a certain amount of the tungsten and tantalum used in the process of manufacturing certain of our products and/or contained in certain of our products originated or may have originated in a Covered Country, we conducted due diligence on the source and chain of custody of the tungsten and tantalum used in the production of, and/or contained in, our products. Our due diligence was designed to conform to the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ", Third Edition (April 2016).

The due diligence measures that we performed are discussed further in the conflict minerals report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the conflict minerals report, filed as Exhibit 1.01 hereto, are publicly available on our website at https://ir.towersemi.com/financial-information/sec-filings;

Item 1.02. Exhibit.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits.

Exhibit 1.01 – conflict minerals report for the reporting period January 1, 2021 to December 31, 2021 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tower Semiconductor Ltd.
(Registrant)

By:	/s/ Nati Somekh	May 26, 2022
Nati Somekh
Senior Vice President, Chief Legal Officer and Corporate Secretary